October 07, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Spitz

Re:	Reliance Global Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021
Form 10-Q for Fiscal Quarter Ended June 30, 2022
File No. 001-40020

Dear Mr. Spitz:

Reliance Global Group, Inc. (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 15, 2022 (the “Comment Letter”), relating to the above-referenced filings.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2021
Note 4. Investment in NSURE, Inc., page F-20

1.	We note that you have accounted for your initial investment in NSURE, Inc. using the cost method. Please tell us and revise future filings to disclose how you measure this investment subsequent to acquisition and how you review this investment for impairment. Please refer to ASC 321-10-35-2 for guidance. Also, please revise future filings to disclose the information required by ASC 321-10-50-4.

Response: We measure this investment subsequent to acquisition at cost less impairment since no readily determinable fair value is available to the Company. The investment is reviewed for impairment at each reporting period by qualitatively assessing if any indicators of impairment are present that show fair value of the investment is less than carrying value. The Company did not observe any price changes resulting from orderly transactions for identical or similar securities. Furthermore, the Company has entered into a Stock Purchase Agreement with NSURE where NSURE has agreed to repurchase the Company’s investment for value greater than our carrying value.

ASC 321-10-50-4 requires an entity to disclose the portion of unrealized gains and losses for the period that relates to equity securities still held at the reporting date. To date the Company has not recognized any unrealized gains or losses on equity securities it holds, including equity securities of NSURE. In future filings, the Company shall disclose any unrealized gains or losses on equity securities held at the reporting date or provide a statement that the Company did not recognize any unrealized gains or losses during the reporting period.

2.	We note disclosure that the second tranche ($3 million) and third tranche ($16 million) of investments in NSURE, Inc. have not occurred as of March 31, 2022. We also note Amendment No. 1 to your Securities Purchase Agreement with NSURE, Inc., included as Exhibit 10.6 to your Form S-1, filed on February 1, 2022, includes revised investment tranche amounts and investment timelines. Please tell us and revise future filings to disclose the following information:

Response: Please note that future filings will be revised accordingly.

●	All material terms of the amended agreement including the revised contractual investment amounts and contractual funding dates,

Response: On February 19, 2020, the Company entered into a securities purchase agreement with NSURE, Inc. (“NSURE”), which was further amended on October 8, 2020, and as amended provides that the Company may invest up to an aggregate of $5,750,000 in NSURE which will be funded in three tranches. In exchange, the Company will receive a total of 928,343 shares of NSURE’s Class A Common Stock.

During the course of calendar year 2020 and by October 8, 2020, the Company funded the first tranche, $1,350,000 in exchange for 394,029 shares. The second tranche allowed the Company to acquire an additional 209,075 shares at a price of $6.457 per share by no later than December 30, 2020. The third full tranche allowed the Company to purchase an additional 325,239 shares at a purchase price of $9.224 after December 20, 2020, but no later than March 31, 2021.

The Company did not fund tranches two and three in the required timeframes, thus, the Company relinquished its rights under the contract to any additional NSURE shares aside for the ones already acquired with tranche one.

●	Whether the funding has occurred, and

Response: Only tranche one funding occurred.

●	If the funding has not occurred as of the contractually required dates, the reasons why and the consequences of not meeting the contractual obligations.

Response: We were not contractually required to fund tranches two and three, and funding did not occur because we launched our own more cost efficient proprietary competing digital platform. No significant consequences resulted from non-funding other than relinquishing our contractual rights to tranche two and three shares.

Note 13. Commitments and Contingencies, page F-29

3.	Please tell us how you accounted for the Private Placement transaction as of December 22, 2021 and January 4, 2022. Specifically address the following:

	●	Provide us with the journal entries recorded on each date,
	●	Tell us the contractual obligation(s) and the related accounting guidance that supported liability classification for the warrants,
	●	Tell us how you measured the Common Shares and Preferred Shares recognized in the quarter ended March 31, 2022,
	●	Tell us what the $230,424 reduction in Additional paid-in capital, presented in your Condensed Consolidated Statements of Stockholders’ Equity (Deficit) in your March 31, 2022 Form 10-Q, represents and the accounting guidance supporting the recognition in the quarter ended March 31, 2022, and
	●	Tell us how you accounted for the transaction costs of $2.1 million, as disclosed on page F-9, at December 31, 2021 and in the quarter ended March 31, 2022 along with the accounting guidance supporting your accounting.

Response: See contemporaneously prepared memorandum discussing the accounting for the Private Placement Transaction (PIPE) attached, Exhibits #1 and #2.

Form 10-Q for Fiscal Quarter Ended June 30, 2022

Note 6. Equity, page 17

4.	We note disclosure on page 25 that as part of your remediation plan resulting from a deficiency notification received from Nasdaq, you entered into Exchange Agreements with holders of common stock issued resulting in the issuance of both Series C and Series D prepaid warrants. Please tell us how the issuance of the Series D prepaid warrants is presented in Condensed Consolidated Statements of Stockholders’ Equity (Deficit) on page 3. Also, please revise your future filings to disclose the significant terms of your Series C and Series D prepaid warrants.

Response: We treated the equity classified Series D prepaid warrants as deemed dividends, analogous to SEC guidance over induced conversions of preferred stock. Thus, there was no impact on the condensed consolidated statements of stockholders’ equity (deficit) since both the debits and credits go to APIC, effectively offsetting each other to $0.

We will revise future filings to disclose the significant terms of our Series C and Series D prepaid warrants.

Note 7. Earnings (Loss) Per Share, page 18

5.	We note your disclosure on page 18 that the Series B convertible preferred stock is considered dilutive and included in the calculation of diluted EPS. Please tell us how you considered the fact that the numerator in the diluted EPS calculation was a net loss in making your determination that the conversion of the preferred stock was dilutive. Please also tell us the accounting guidance you considered in making your determination. Additionally, please tell us how you calculated the 631,276 “effect of preferred stock” for the six month ended June 30, 2022 diluted EPS calculation – and revise future filings to provide appropriate information regarding the securities included in this line item.

Response: The sequencing provisions in paragraph ASC 260-10-45-18 require the most dilutive securities be considered first. Since the Series B convertible preferred stock is convertible into 2,219,084 shares of common stock, we considered it more dilutive than the 631,276 shares which would be issued upon exercise of the Series B warrants. The loss in the numerator of the diluted EPS calculation is triggered by the warrants, thereby reflecting results of fully diluted EPS.

As noted, we considered ASC 260-10-45-18 in making our determinations.

The 10Q presents the six-month effect of preferred stock and warrant liability as 631,276 and 2,219,084 respectively. This presentation is inadvertently mislabeled. Correctly labeled, the characterization would be the reverse; effect of preferred stock 2,219,084 and effect of warrant liability 631,276. This mislabeling did not affect the total number of dilutive shares. The three-month table on page 19 does indeed present the effect of preferred stock accurately as 2,219,084. Future filings will be corrected to ensure a similar mislabeling does not re-occur.

Note the inadvertent mislabeling discussed above. Once corrected, page 25 of the 10-Q includes the appropriate information regarding the securities included in the 2,219,084 shares.

6.	Please provide us and revise future filings to disclose a quantified reconciliation, for each period presented, of the number of shares outstanding at each period end to the number of shares used in the denominator of the calculations of basic EPS. Refer to ASC 260-10-50-1 for guidance. Also, if the Series B convertible preferred stock is included in the denominator for basic EPS, please tell us the accounting guidance that supports this policy.

Response: See chart below. This information will be included in future filings. Please be advised that the Series B convertible preferred stock is not included in the denominator of basic EPS.

Basic EPS reconciliation:

Six Months Ended
June 30, 2022
13,071,072	Weighted Average Common Shares Outstanding
2,743,896	Effect of Series C warrants
1,222,497	Effect of Series D warrants
200,820	Vested Stock Awards (Signing Bonuses)
17,238,285	BASIC EPS Shares (Denominator) - YTD

Three Months Ended
June 30, 2022
15,638,236	Weighted Average Common Shares Outstanding
1,676,737	Effect of Series C warrants
1,222,497	Effect of Series D warrants
200,820	Vested Stock Awards (Signing Bonuses)
18,738,290	BASIC EPS Shares (Denominator) - Quarter

* * *

If you have any questions or need additional information, please contact the undersigned at (732) 380-4665 or Joel Markovits at (732) 380-4646.

Thank you.

Sincerely,

William Lebovics
Chief Financial Officer

cc: Leslie Marlow, Esq.
Hank Gracin, Esq.
Blank Rome LLP

Exhibit 1

RELIANCE GLOBAL GROUP, INC.

Accounting For Private Placement

December 31, 2021

PRIVATE PLACEMENT

On December 22, 2021, Reliance Global Group, Inc. (the Company) entered into a securities purchase agreement (“Purchase Agreement”) with several institutional buyers (the “Buyers”) for the purchase and sale of (i) warrants (the “Series B Warrants”) to purchase an aggregate of up to 9,779,952 shares of the Company’s common stock, par value $0.086 per share (the “Common Stock”), (ii) an aggregate of 2,670,892 shares of Common Stock (the “Common Shares”), and (iii) 9,076 shares (the “Preferred Shares”) of the Company’s newly-designated Series B convertible preferred stock, par value $0.086 per share (the “Series B Preferred”), with a stated value of $1,000 per share, initially convertible into an aggregate of 2,219,084 shares of Common Stock at a conversion price of $4.09 per share in a private placement (the “Private Placement”). The aggregate purchase price for the Common Shares, the Preferred Shares and the Warrants is approximately $20,000,000.

Each Buyer shall receive Series B Warrants that are exercisable into a number of shares of Common Stock equal to 200% of the sum of the (i) Common Shares to be issued to such Buyer at the closing, and (ii) Conversion Shares initially issuable upon conversion of the Preferred Shares to be issued to such Buyer at the closing, at the initial $4.09 conversion price.

The purchase price per Common Share and accompanying Series B Warrants is $4.09. The purchase price per Preferred Share and accompanying Series B Warrants is $1,000.

The consummation of the transactions contemplated by the Purchase Agreement is subject to customary closing conditions.

The terms of the Series B Preferred to be issued in the Private Placement as set forth in the Certificate of Designation of the Series B include: (i)The Series B Preferred will be convertible into Common Stock at the election of the holder at any time at an initial conversion price of $4.09 (the “Conversion Price”). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like; (ii) no dividends will be payable on the Series B Preferred, except that holders of Series B Preferred would be entitled to receive any dividends paid on account of the Common Stock, on an as-converted basis; and the holders of Series B Preferred have no voting rights on account of the Series B Preferred, other than with respect to certain matters affecting the rights of the Series B Preferred.

The terms of the Series B Warrant to be issued in the Private Placement shall be as set forth in the form of Series B Warrants include: (i)The Series B Warrant has an exercise price of $4.09 per share, subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for, Common Stock at a price below the then- applicable exercise price (subject to certain exceptions, including a floor price of $3.84 per share of Common Stock, until the Company has received shareholder approval for the sale of securities in the Private Placement and (ii) the Series B Warrant will be exercisable commencing on the date of issuance and will expire five years from the date of issuance. In the event of a Change in Control the holders of the warrant may demand the Company repurchase the warrant in an amount equal to the Black Scholes Value.

Pursuant to the terms of the Purchase Agreement, at the closing of the Private Placement, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Buyer to register the Common Shares and the shares of Common Stock underlying the Series B Warrants and Series B Preferred Shares.

On January 4, 2022, the Company amended its certificate of Incorporation to add the series designation for the Company’s newly designated Series B convertible preferred stock described above. The Private Placement closed on January 4, 2022.

RELIANCE GLOBAL GROUP, INC.

Accounting For Private Placement

December 31, 2021

Accounting for the private placement.

The Company raised capital by issuing the equity instrument described above. The Company issued several instruments in a single transaction to meet investors’ demands. The combination of instruments and features issued in the Private Placement increases the complexity of the accounting analysis of the transaction at both issuance and on an ongoing basis.

Forwards, options, and warrants must be carefully evaluated pursuant to ASC 480 as contracts that may required the issuer to transfer assets (e.g., cash) in exchange for its own shares. Free standing financial instruments that are not within the scope of ASC 480 must be evaluated pursuant to ASC 815. These instruments may be either derivatives or may contain embedded features that would be considered if freestanding.

Freestanding instruments or embedded features

The first step in evaluation the accounting for financing transactions is to identify all the freestanding instruments. Freestanding instruments should first be separately analyzed and accounted for, then evaluated to determine whether embedded features, if any, within those instruments should be bifurcated or accounted for separately.

ASC 480 defines a freestanding financial instrument as a financial instrument that is entered (1) separately and apart from any of the entity’s other financial instruments or equity transactions or (2) in conjunction with some other transaction and is legally detachable and separately exercisable.

The determination of whether an instrument is freestanding or embedded in another instrument involves understanding the form and substance of the transaction and involves substantial judgement.

The common stock, preferred stock, and warrants (the Instruments) issued in connection with the Private Placement are considered freestanding instruments.

In drawing this conclusion, we considered the following factors:

●	The Instruments were issued concurrently and in contemplation of each other
●	The Instruments can be separated and there are no restrictions on independently transferring each instrument other than securities laws. (e.g., registration)
●	The exercise of one instrument does not result in the termination of another instrument.

Although there are factors in both directions, we believe that the preponderance of factors points to each instrument being freestanding

Distinguishing liabilities from equity (ASC 480)

ASC 480 provides guidance on distinguishing liabilities from equity for certain freestanding instruments. The guidance requires liability classification for the following three types of instruments

● Mandatorily redeemable shares

● Instruments other than an outstanding share that, at inception, embody, or are indexed to, an obligation to buy back the issuer’s equity shares that could require the transfer of assets

RELIANCE GLOBAL GROUP, INC.

Accounting For Private Placement

December 31, 2021

● Instruments that embody a conditional obligation, or shares that embody an unconditional obligation, to issue a variable number of the issuer’s equity shares and at inception, the monetary value of the obligation is based solely or predominantly on:

●	A fixed value known at inception (e.g., an obligation to deliver shares with a fair value at settlement equal to $1,000)
●	Variations in something other than the fair value of the issuer’s equity shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold)
●	Variations that move in the opposite direction to changes in fair value of the issuer’s shares (e.g., net share settled written put options)

The common stock issued in connection with the Private Placement. The Company’s certificate of incorporation does provide any preferences or redemption rights to the Company’s common stock. Further there are no terms in the securities purchase agreement providing for redemption or variability in the shares of common stock to be issued in connection with the Private Placement.

The shares of common stock $0.086 par value are classified as equity and therefore will be recognized at proceeds received based on the allocated proceeds.

The Company amended its certificate of incorporation to provide for the issuance of Series B Convertible Preferred Stock (“Series B Preferred Stock”) par value $0.086 and fix the rights, preferences, restriction other matters relating to such series of preferred stock. The Series B Preferred Stock shall have stated value of $1,000 and be convertible into shares of common stock by dividing the stated value of such share by the conversion price of $4.09. The amended certificate of incorporation provides for the issuance of 9,077 share of Series B Preferred Stock. The conversion price and the number of shares of Series B preferred Stock to be issued are fixed except for adjustments resulting from stock splits or dividends. The Series B Preferred does not have voting rights. The Articles of Amendment authorizing the issuance of, and the terms of the Series B Preferred Stock do not contain provisions requiring payment of assets to the holders of the Series B Preferred Stock or variability in the number of shares to issued. The terms of the Private Placement do not provide for net settlement or the holders of the Series B Preferred Stock to receive cash.

The shares of Series B Preferred Stock are classified as equity and therefore will be recognized at proceeds received based on the allocated proceeds.

Each buyer received Series B warrants that are exercisable into the number of shares of Common Stock equal to 200% of the sum the (i) the Common Shares issued to such buyer at the closing and (ii) the number of Common Shares issuable upon conversation of the preferred share issued to such buyer at the closing.

Paragraphs 1(c) and 4(c) of the warrant contains conditions under which the holders of the warrant could compel the Company to pay cash to the holder of the warrant. Paragraph 1(d) contains cashless exercise provisions.

The warrant should be classified as liability because the warrant holders could compel the company to pay cash under certain circumstances some of which are outside the Company’s control. -Therefore, the instrument embodies an obligation that requires the settlement by the issuer transferring assets (ASC 480-10-25-8 through 25-13)

The warrant meets the definition of a derivative instrument under the guidance contained in ASC 815-10-15-83 because the company’s common stock is an (i) underlying, (ii) the number of common shares is a notional amount, (iii) there was no initial net investment for the holder to receive the warrant since the warrants were issued to the buyers of the common and preferred share without additional consideration and (iv) the cashless exercise provision are a form of net settlement.

The warrant shall be accounted for as a derivative liability initially recognize at is fair value with the change in fair value recognized in income statement each accounting period.

RELIANCE GLOBAL GROUP, INC.

Accounting For Private Placement

December 31, 2021

ALLOCATION OF PROCEEDS.

When multiple instruments are issued in a single transaction, as is the case with Private Placement, the total proceeds from the transaction should be allocated among the individual freestanding instruments identified.

The Company entered into a PIPE contract on December 22, 2021, and settled the contract on January 4, 2022, at which time it received $17,853,352 cash from the PIPE investors ($20,000,000 less offering expenses.

US GAAP provides allocation guidance for certain types of transactions. For instance, ASC 815-15-30-2 requires reporting entities to record an embedded derivative at fair value and assign the remainder of the proceeds to the carrying value of the host contract. In addition, Topic 470 requires that proceeds from the sale of a debt instrument with equity-classified detachable warrants be allocated between the two elements based on their relative fair values. However, for those transactions where the hybrid instrument is not issued at fair value, and the financial liabilities required to be measured at fair value exceed the net proceeds received. Judgment is required to determine the allocation of proceeds.

By analogy to the guidance contained in ASC 815-15-30-2, The Company is taking the position since this is a transaction in which multiple instruments were issued, the financial liabilities required to be measured at fair value (for example derivative liabilities) should be recorded at fair value with the excess of fair value over net proceeds received recognized as a loss in earnings. This approach is supported by the PWC Viewpoint – Financing Transactions guide 5.4.5 Accounting for Separated Instruments.

In keeping with the discussion above, the company recognized an approximately $17.7 million loss for the excess of the fair value of the warrant liability of $37.7 million over the contracted proceeds of $20 million. Since the actual proceeds received from the PIPE were reduced by offering costs of approximately $2.1 million the Company Shall recognize an additional expense in the quarter ended March 31, 2022.

The parties to the Private Placement entered into the Stock Purchase Agreement on December 22, 2021. However, the transaction did not close until January 4, 2022. Since both parties were legally obliged to complete the transaction, we believe that the Company should recognize the transaction on December 22, 2021. The cash to be received should be recognized as stock subscription receivable and be separately deducted from equity as an analogy to the treatment discussed in Staff Accounting Bulletin (SAB) Topic 4.E

ASC 340-10-S99-1 states that, prior to the effective date of an offering of equity securities, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. Accordingly, the Company recognized the liability for issuance costs of the offering at the same time it recorded the warrant liability and stock subscription receivable in December 2021.

See Exhibit 2 - PIPE Journal Entries for illustrative journal entries as of December 31, 2021.

Upon closing of the PIPE on January 4, 2022, the Company issued the shares of common stock and preferred stock and recorded the settlement of the subscription receivable. The settlement of the subscription receivable increased the Company’s equity. At this time the Company also had to record the issuance of the common stock and preferred stock. Accordingly, the Company recognized the par value of $229,694 and $781, respectively, with a corresponding approximate $230,400 reduction in APIC, in reliance on guidance contained in ASC505-10-25-2a that adjustments or charges or credits resulting from transactions in the entity’s own capital stock shall be excluded from the determination of net income.

Warrant VALUATION

As discussed above, the Company must value the warrant at its fair value at the time of issuance and at end of each accounting period with the change in the fair value included in calculating net income or (loss). As a practical expedient, the Company chose to value the warrant at December 31, 2021 and include the value in computing net income or loss for the year then ended because recording the transaction in this manner would not impact the amounts reported in the financial statements. For disclosure purposes, the Company separately valued the warrants as of the obligation date, December 22, 2021.

RELIANCE GLOBAL GROUP, INC.

Accounting For Private Placement

December 31, 2021

The Company chose to use Binomial Option Pricing to calculate the fair value of the warrants because the model allows for the calculation of the asset and the option for multiple periods along with a range of possible results for each period. Binomial option pricing is preferrable for valuing American options which could be exercised before the expiration date.

The company utilized the following inputs as of December 31, 2021:

Call or Put (C or P)	C
Asset Price	6.44
Strike Price	4.09
Expected Term	2
Volatility	0.9
Risk-Free Rate	1.10%
Dividend	0
No of Steps	1000

Derivative value	$3.85

The Company chose $6.44 as the price for the underlying assets because it is the closing price of the Company’s common stock on December 31, 2022. The Company acknowledges, as a newly listed NASDAQ company whose stock is thinly traded; therefore, the closing price on any given day may not the best indicator of fair value. This is evidenced average by the closing price of the stock since becoming a NASDAQ listed Company on February 9, 2021, is $3.40. The volume weighted average is for the same period is $4.19. Also, the price of the Company’s stock had an unprecedented increase since the closing of the private placement despite no changes in the Company’s financial condition or cash flows. The counter argument is that the Company’s stock is freely traded and is trading daily on NASDAQ a national exchange therefore the Company believes that the closing price of its common stock is the best indicator of fair value of the underlying common stock on December 31, 2021.

The Company selected an expected term of the 2 years. The full term of the warrant is 5 years. Since the warrant is an American warrant, the holder may exercise at any time before the maturity date. The Company believes that based on experience that some investors will exercise the warrant early if it is in the money. The company selected an early exercise multiple of 2.5 based on empirical studies which support a range from 2.0 to 2.8. (5÷2.5=2)

The Company chose a volatility of 90% based on (i) a comparative company analysis prepared by KPMG’s valuation group under which KPMG selected an equity volatility Estimate of 90%. The company also computed a historical volatility of 91% for the period from February 9, 2021, the beginning of trading on NASDAQ through December 31, 2021, using weekly data. The Company does not have meaningful trading history prior to it listing on NASDAQ because prior to the Company’s IPO the stock was traded as public shell on OTC Pink.

The risk-free rate is derived from the US constant Maturity Treasury curve at 12/31/2021 for a term of 2 years.

As disclosed in public filings the Company has not and does not plan to issue dividends for the foreseeable future.

Addendums

1.	Capitalized terms unless defined herein have the same meaning as Securities Purchase Agreement, the Certificate of Designation for the Series B Preferred Stock and the Form of the Warrant filed as exhibits to the Company’s Current Report of Form 8-K filed with the United States Securities and Exchange Commission on December 22, 2021.
2.	The summary of the Private Placement included in this memorandum is qualified in its entirety by the Securities Purchase Agreement, the Certificate of Designation for the Series B Preferred Stock and the Form of the Warrant filed as exhibits to the Company’s Current Report of Form 8-K filed with the United States Securities and Exchange Commission on December 22, 2021.
3.	An Excel workbook containing the calculation of fair value of the warrants and the related journal entries for the transaction.

Exhibit 2

PIPE Journal Entries

#	Account	Date	Shares	Par/Price	Debit	Credit
1	Commitment: Stock subscription receivable	12/31/2021			20,000,000
	Unrealized Valuation Loss	12/31/2021			17,652,808
	Warrant Commitment Liability	12/31/2021				37,652,808
	To recognize warrant commitment

2	Deferred transaction costs (Asset)	12/31/2021			2,146,700
	Accrued expenses	12/31/2021				2,146,700
	To accrue transaction costs

3	Issuance: Recognize transfer from warrant commitment to warrant liability for issued warrants
	Warrant Commitment	01/04/2022			37,652,808
	Unrealized Valuation Loss	01/04/2022			17,446,073
	Warrant Liability	01/04/2022				55,098,880
	To recognize the transfer of the warrant commitment to warrant liability as of closing date.

4	Issuance: Recognize receipt of cash from investors
	Cash	01/04/2022			17,853,352	-
	Accrued expenses	01/04/2022			2,146,700	-
	Deferred transaction costs	01/04/2022			-	2,146,700
	Common Stock	01/04/2022	2,670,862	$0.086	-	229,694
	Series B Preferred stock	01/04/2022	9,076	$0.086	-	781
	Stock subscription receivable	01/04/2022			-	20,000,000
	Other non-operating Expense	01/04/2022			2,146,700
	APIC	01/04/2022			230,423
	To allocate the cash proceeds.

5	Q1 Period-End fair value change
	Series B Warrant Liability	03/31/2022			31,980,437
	Unrealized Valuation Gain	03/31/2022				31,980,437
	Q1’22 Series B Warrants period-end valuation gain/loss